Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act

of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

 IMPORTANT ADDITIONAL INFORMATION

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite will file with the SEC. At the time the expected exchange offer is commenced, X-Rite will file exchange offer materials and other documents with the U.S. Securities and Exchange Commission (“SEC”), including a prospectus in an S-4 Registration Statement, and will also file exchange offer materials with the Swiss Takeover Board. The exchange offer materials will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s Internet site (http://www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s stockholders in connection with the vote of X-Rite shareholders reference above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

Mary E. Chowning, CFO

(616) 257-2777

mchowning@xrite.com

FOR IMMEDIATE RELEASE

X-RITE REPORTS RECORD FOURTH QUARTER NET SALES

Gross and Operating Margins Exhibit Solid Growth; Retail Business Witnesses Growth in Excess of 40 Percent

GRANDVILLE, Mich., February 16, 2006 -- X-Rite, Incorporated (NASDAQ:XRIT) today announced its financial results for the fourth quarter and fiscal year ended December 31, 2005.

Fourth Quarter and Fiscal Year Highlights:

• Record fourth quarter net sales of $41.9 million, compared to $38.8 million in the fourth quarter of 2004

• Gross margins increased to 68.6 percent in the fourth quarter versus 63.1 percent in the fourth quarter of 2004

• Operating income of $10.3 million in Q4 2005 versus $7.9 million for Q4 2004, with continued strategic investments in infrastructure, engineering, sales and marketing

• Retail business posts growth of 44.8 percent in the fourth quarter and 29.0 percent for the full year versus 2004

• Company moves forward with Amazys acquisition which was announced in January 2006

The Company reported record fourth quarter 2005 net sales of $41.9 million, an 8.2 percent increase from the fourth quarter of last year.  Gross margins were 68.6 percent compared to 63.1 percent in the fourth quarter of 2004.  Operating income was $10.3 million versus $7.9 million in the fourth quarter of 2004.  Operating income was 24.5 percent of sales in the fourth quarter of 2005, compared to 20.5 percent in the prior-year period.

Net sales for the full year were $130.9 million versus $126.2 million in the prior year, an increase of 3.7 percent.  Full year gross margins were 65.7 percent and 64.4 percent for 2005 and 2004, respectively.  Operating income for 2005 was $15.7 million versus $15.8 million in 2004.

“Our revenue growth was driven by an outstanding performance in the Retail business which posted growth of 44.8 percent and 29.0 percent versus 2004 for the quarter and year, respectively. A disciplined focus on execution in the Asia marketplace has allowed us to recover from our slow start in this region in the first half of 2005.  Revenue growth in Asia returned to double digit levels with 13.9 percent revenue growth levels in the second half of the year,” stated Michael C. Ferrara, Chief Executive Officer of X-Rite. “Further, our successful launch of Intellitrax in the third quarter led to an increase in scanning system sales of over 35 percent in the fourth quarter versus the prior-year quarter.”

Ferrara continued, “While our full year revenue growth is lower than what we would like, we were able to shore up Asia and our Digital Imaging business and invest in our future growth.  We stand ready to move forward with one of the most unique business combinations that our space has witnessed. The combination of X-Rite and Amazys will bring one of the deepest management teams, one of the strongest product sets, and two cultures of innovation together.  We also believe it will position us to grow at a more rapid pace in the future than we could as a stand alone entity once our integration plans have had a chance to take hold.”

The Company reported net income in the fourth quarter of 2005 of $7.5 million, or 35 cents per diluted share, versus $15.3 million, or 72 cents per diluted share, in the fourth quarter of 2004.  The fourth quarter 2004 results include the reversal of a non-cash charge of $8.9 million or 42 cents per diluted share related to Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150).  Additionally, a loss on the sale of an investment of $0.5 million was included in net income in the fourth quarter of 2005.

Net income for the full year of 2005 totaled $11.1 million, or 52 cents per diluted share, versus $12.4 million, or 59 cents per diluted share for 2004.

“During the fourth quarter gross margins increased to 68.6 percent from 63.1 percent in the prior-year quarter through a combination of changes in the product mix, pricing discipline and enhanced absorption of overhead,” stated Mary E. Chowning, Chief Financial Officer.  “Our volume increase coupled with the improvement in gross margins more than offset increases in operating expenses and planned investments and allowed us to increase operating income in the fourth quarter by $2.4 million or 29.7 percent versus last year.”

Chowning continued, “The majority of our planned operating cost control efforts were not implemented due to the announced acquisition of Amazys in January 2006.  As part of the Amazys / X-Rite integration, we have set clear cost reduction synergies including $16 million of annual operating expense reductions. Our total targeted synergies from the combination of $25 million annually will be fully implemented by the end of the third year.”

Outlook

The Company will provide annual revenue growth and cost synergy targets that reflect the acquisition of Amazys following the closing of the transaction.  The acquisition is expected to close in late Spring 2006.

Conference Call

The Company will conduct a live audio webcast discussing its fourth quarter 2005 results on Thursday, February 16, 2006 at 11:00 a.m. EST.  The call will be co-hosted by Michael C. Ferrara, the Company’s Chief Executive Officer and Mary E. Chowning, its Chief Financial Officer.  To access this web cast, as well as all future web casts, use the X-Rite corporate website at www.x-rite.com.  Select the Investor Relations page and click on the conference call link for the web cast.  In addition, an archived version of the web cast conference call will be available on X-Rite’s website shortly after the live broadcast.

About X-Rite

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data.  The Company serves a broad range of industries, including graphic arts, digital imaging, industrial, and retail color matching.  X-Rite is global, with 18 offices throughout Europe, Asia and the Americas, serving customers in over 88 countries.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those projected in the forward-looking statements, due to a variety of factors, some of which may be beyond the control of the Company.  Factors that could cause such differences include the Company’s ability to sustain increased sales, improve operations and realize cost savings, competitive and general economic conditions, ability to access into new markets, acceptance of the Company’s products and other risks described in the Company’s filings with the Securities & Exchange Commission.  The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or for any other reason.

Barb Linderman

Executive Assistant

Finance Department

X-Rite Incorporated

3100 44th Street SW

Grandville, MI 49418

Phone 616 257 2016

blinderman@xrite.com

Fax 616 257 3710

xrite.com